P.E. 10/31/01

02017039

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of OCTOBER 2001

CUMBERLAND RESOURCES LTD.

906-595 HOWE STREET, VANCOUVER, BC, CANADA, V6C 2T5

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND RESOURCES LTD.
(Registrant)

Date February 22, 2002

Glen Dickson, President

CUMBERLAND RESOURCES LTD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5

Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 01-05

October 4, 2001

NEWS RELEASE

PRIVATE PLACEMENTS COMPLETED

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") confirms closing of a previously announced brokered private placement of 1,000,000 Units at a price of $1.10 per Unit through its agent, Canaccord Capital Corporation (the "Agent"). Each Unit consists of one common flow-through share and one non-transferable share purchase warrant. Two warrants will be exercisable for the purchase of one common non flow-through share of the Company at a price of $1.20 per share until October 3rd, 2002 and a price of $1.50 until October 3rd, 2003.

The Agent received a 7.5% cash commission and Agent's options entitling it to purchase for a period of 24 months, 100,000 units at a price of $1.10 per unit. Each unit consists of one common non flow-though share and one non-transferable share purchase warrant having the same terms as the warrants issued under the private placement. The warrants issued to the Agent on exercise of the Agent's options will expire October 3rd, 2003.

The proceeds of the placements will be used for further exploration and development of the Company's gold projects located in Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

ON BEHALF OF THE BOARD OF
CUMBERLAND RESOURCES LTD.

"Glen D. Dickson, P.Geol."
President

CUMBERLAND
RESOURCES LTD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5

Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 01-06
October 25, 2001

NEWS RELEASE

MEADOWBANK GOLD PROJECT: VAULT DEPOSIT INFERRED LEVEL RESOURCE INCREASES BY 100%. ECONOMIC STUDIES ACTIVATED.

CUMBERLAND RESOURCES LTD. (CBD-TSE) is very pleased to announce that resource estimates completed by MRDI, a division of AMEC E&C Services Limited, has increased the Vault deposit inferred category resource estimate by over 100%. The Vault is the fifth gold deposit to be outlined at the Meadowbank Gold project (100% owned), located 70 km north of the Hamlet of Baker Lake, Nunavut.

Vault Gold Deposit
2001 Resource (2.5 g/t cut-off)*

Category	Tonnes	Grade (g/T)	Contained Ounces Gold
Inferred	7,470,000	3.90	936,700

With the addition of the Vault, total project resources have now increased by approximately 50% since completion of pre-feasibility studies on the original four gold deposits some 18 months ago. The Company has reactivated economic studies to assess the impact of the additional resource represented at the Vault deposit. The deposit remains open for expansion at depth and along strike to the northwest.

Meadowbank Gold Deposits
2001 Resources (including Vault)**

Category	Tonnes	Grade (g/T)	Contained Ounces Gold
Measured and indicated	7,775,000	5.79	1,447,300
Inferred	10,937,000	4.44	1,561,200

Economic Analysis Underway

Scoping level economic studies to assess the impact of the additional resource at the Vault deposit are underway. The deposit's proximity to the original four gold deposits (5km away) and near surface resources should have a positive effect on the economics of the project. The Company will fully utilize the pre-feasibility level resource, capital, operating cost estimations and mine schedules generated 18 months ago. Metallurgical evaluations of the Vault resource are also underway and will be included in the final results of the scoping study.

Airborne Geophysical Program Completed

The Company has received preliminary results of a 1450 km airborne geophysical survey completed in September. The survey covers the prospective area between the original 4 gold deposits and the new Vault deposit. This 5km area has not received any diamond drilling. Analysis of this data is ongoing and results will be synthesized with plans for spring drilling in 2002.

The Company is planning an aggressive drill program for the Meadowbank Gold Project in Q2/2002.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $5.0 million in cash to advance these outstanding projects. All projects are located in the new territory of Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

***Vault Resource Parameters**
Resource estimations, by MRDI Canada, are based on 46 wide-spaced NQ size diamond drill holes and a total of 2481 samples. Samples were assayed at IPL labs in Vancouver, B.C. utilizing initial fire assay with AA finish and fire assay with gravimetric finish on all assays yielding greater than 1g/t gold. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. ALS Chemex Labs of Vancouver provides external reference assaying. Specific gravity analysis was performed by IPL Labs on half-core material. Resource analysis is based on 3-dimensional solids generated from geological and assay data. Interpolation is based on compositing at 0.75m down-hole lengths, omni-directional variography and population analysis. Inverse distance to the 2nd power was the primary interpolation technique with a minimum of 4 composites and a maximum of 20 composites required to interpolate grade into a block. Composites were capped at 14 g/t. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

***Resource estimations include the original four deposits (Third Portage, Goose Island, Bay Zone and North Portage) issued by MRDI Canada January, 2000 for pre-feasibility studies. Includes Proven and Probable open pit reserves established at $US300-325/oz. in the four near-surface gold deposits totaling 5,500,000 T at 5.44 g/T (962,400 oz.). Resources/reserves are cut or grade capped according to statistical analysis on each deposit. Classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000). Mineral resources which are not reserves do not have demonstrated economic viability.*